SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
                 or Section 13(e)(1) of the Securities Exchange
                                   Act of 1934

                                 AMENDMENT NO. 3

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Subject Company (Issuer))

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92427X09
                      (CUSIP Number of Class of Securities)

                               Elisabeth B. Robert
                      President and Chief Executive Officer
                        The Vermont Teddy Bear Co., Inc.
                         6655 Shelburne Road, PO Box 965
                            Shelburne, Vermont 05482
                                 (802) 985-3001

                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                                Spencer R. Knapp
                          Dinse, Knapp & McAndrew, P.C.
                               209 Battery Street
                                  P.O. Box 988
                            Burlington, VT 05402-0988
                               Tel. (802) 864-5751

                      CALCULATION OF FILING FEE*

Transaction valuation                                       Amount of filing fee

$10,500,000                                                 $2,100

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 3,000,000 shares of its common stock, based on a price of $3.50 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $2,100       Form or Registration Number: Schedule TO-1
Filing Party:  The Vermont Teddy Bear Co., Inc.     Date Filed:  August 21, 2002

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{ }      third-party tender offer subject to Rule 14d-1.

{x}      issuer tender offer subject to Rule 13e-4.

{ }      going-private transaction subject to Rule 13e-3.

{ }      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { }

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2002, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 30, 2002 ("Amendment No. 1") and further amended by Amendment No. 2 filed with the Securities and Exchange Commission on September 9, 2002 ("Amendment No. 2"), related to the issuer tender offer by The Vermont Teddy Bear Co., Inc., a New York corporation, to purchase up to 3,000,000 shares of its common stock, par value $0.05 per share, at a price of $3.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2002 and the related Letter of Transmittal, as amended and supplemented by Amendment No. 1 and Amendment No. 2, including the Supplement to Offer to Purchase, dated September 9, 2002, filed as Exhibit (a)(1)-A(i) to Amendment No. 2 (the "Supplement").

         The information in the Offer to Purchase, as amended by Amendment No. 1 and Amendment No. 2 (which incorporates the Supplement), and the related Letters of Transmittal are incorporated by reference in this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, as amended, is hereby amended by deleting "September 27, 2002" on the face page of the Offer to Purchase and replacing the deleted text with "October 4, 2002".

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the "SUMMARY" section of the Offer to Purchase, as amended, is hereby amended by deleting the question "How long do I have to tender in the offer?" and the corresponding answer immediately following such question and replacing the deleted text with the following:

         "How long do I have to tender in the offer?

                  You have until 5:00 P.M. Eastern Time on October 4, 2002. See "Section 1. Number of Shares; Proration" and "Section 2. Procedure for Tendering Shares" for a more detailed discussion of the expiration of the offer."

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the "SUMMARY" section of the Offer to Purchase, as amended, is hereby amended by deleting the question "Until what time can I withdraw previously tendered shares?" and the corresponding answer immediately following such question and replacing the deleted text with the following:

         "Until what time can I withdraw previously tendered shares?

                  You can withdraw shares previously tendered until 5:00 P.M., Eastern Time on October 4, 2002. If the offer is extended beyond that time, you may withdraw your tendered shares at any time until the expiration of the offer.

                  In addition, if we have not yet accepted your shares for payment, you may withdraw shares you previously tendered after the expiration of 40 business days from the commencement of the offer. See "Section 3. Withdrawal Rights" for a more detailed discussion of withdrawal rights."

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in "Section 1. Number of Shares; Proration" of the Offer to Purchase, as amended, is hereby amended by deleting "September 27, 2002" in the second sentence of such section and replacing the deleted text with "October 4, 2002".

Item 4(b) of the Schedule TO, as amended, is hereby amended by deleting the second sentence of such item and replacing the deleted text with the following:
"We have been advised that some
directors and some persons who may be deemed affiliates of the Company intend to tender shares pursuant to the offer, and we expect to purchase these shares."

Item 4(b) of the Schedule TO, as amended, is hereby amended by deleting the fourth sentence of such item and replacing the deleted text with the following:
"The information set forth in "Section 7. Purpose of the Offer; Certain Effects of the Offer" and "Section 10. Interest of Directors and Officers" of the Offer to Purchase is hereby incorporated by reference."

 Item 4(b) of the Schedule TO, which incorporates by reference the information contained in the "SUMMARY" section of the Offer to Purchase, as amended, is hereby amended by deleting the question "Do Company insiders or affiliates have any material interest in the transaction?" and the corresponding answer immediately following such question and replacing the deleted text with the following:

         "Do Company insiders or affiliates have any material interest in the transaction?

                  The Company has been advised that some of our directors and some persons who may be deemed affiliates of the Company intend to tender their shares in connection with the offer, and that none of our officers intend to tender their shares. We do not presently know the intentions of persons who may be deemed affiliates of the Company and are not directors or officers except for the intentions of Patrick Burns and Joan Martin, who have communicated their intentions to the Company. See "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" for a more detailed discussion of the interests of insiders or affiliates in the transaction.

                  The percentage of shares owned by executive officers and by the non-tendering directors of the Company will increase after the offer has been completed. See "Section 7. Purpose of the Offer; Certain Effects of the Offer" for a more detailed discussion of the effects of the offer."

Item 4(b) of the Schedule TO, which incorporates by reference the information contained in "Section 7. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase, as amended, is hereby amended by deleting the last sentence of the third paragraph of such section and replacing the deleted text with the following:

         "We do not presently know the intentions of persons who may be deemed affiliates of the Company and are not directors or officers except for the intentions of Patrick Burns and Joan Martin, who have communicated their intentions to the Company."

Item 4(b) of the Schedule TO, which incorporates by reference the information contained in "Section 10. Interest of Directors and Officers" of the Offer to Purchase, as amended, is hereby amended by deleting the last sentence of the first paragraph of such section and the table that immediately follows the last sentence and replacing the deleted text with the following:

         "We have been advised that while none of our officers intend to tender shares, the following directors intend to tender the number of shares indicated below pursuant to the offer:

                ------------------------------------ -------------------
                Name of Director                     Number of Shares
                ------------------------------------ -------------------
                Fred Marks                           85,000
                ------------------------------------ -------------------
                Spencer Putnam                       30,000
                ------------------------------------ -------------------
                Thomas Shepherd/William Woo          525,000/1/
                ------------------------------------ -------------------

         In addition, we have been advised that Joan Martin, who holds 1,840,975 shares representing 26.8% of the outstanding common stock, intends to tender 700,000 shares, and Patrick Burns, formerly the Chief Executive Officer of the Company, intends to tender 540,500 shares."

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

         (a)(1)(G)(i)      Press Release, dated September 20, 2002


                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

September 20, 2002                       VERMONT TEDDY BEAR CO., INC.


                                         By: /s/ ELISABETH B. ROBERT
                                         ------------------------------------
                                                 Elisabeth B. Robert

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------------      ------------------
(a)(1)-A          Form of Offer to Purchase, dated August 21, 2002.*

(a)(1)-A(i)       Supplement to Offer to Purchase, dated September 9, 2002 ***

(a)(1)-B Form of Letter of Transmittal, including the Guidelines for Certification of Taxpayer Identification Number on Form W-9.*

(a)(1)-C Form of Letter to Shareholders of the Company, dated August 21, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.*

(a)(1)-D Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)-E Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

(a)(1)-F          Form of Notice of Guaranteed Delivery.*

(a)(1)-G          Press Release*

(a)(1)(G)(i)      Press Release, dated September 20, 2002 (filed herewith)

(a)(1)-H Form of Letter of Transmittal, for use by holders of options to purchase shares of the Company's common stock. **

(a)(1)-I Form of Letter to Holders of Options to Purchase Shares of the Company's Common Stock, dated August 23, 2002, from Elisabeth
                  B. Robert, President and Chief Executive Officer of the Company.**

(a)(1)-J Form of Letter of Transmittal, for use by holders of Series C Preferred shares of the Company which are convertible to shares of the Company's common stock.**

(b)-1             Commitment Letter from Banknorth, N.A. dated August 19, 2002.*

(c)-              None

(d)-1             First Amendment to Warrants (URSA)*

(e)-(h)           None or not applicable*

*   Previously filed with Offer to Purchase dated August 21, 2002

**  Previously filed with Amendment No. 1 to Schedule TO dated August 30, 2002

*** Previously filed with Amendment No. 2 to Schedule TO dated September 9, 2002